UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hingham Institution for Savings

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

433323102

(CUSIP Number)

December 31, 2020

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433323102	Schedule 13G	Page 2 of 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Port Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 69,671

	6.	Shared Voting Power 83,483 shares of common stock

	7.	Sole Dispositive Power 69,671

	8.	Shared Dispositive Power 83,483 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,154 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 7.2% (based on 2,136,900 shares of common stock issued and outstanding as of November 4, 2020 pursuant to the Hingham Institution for Savings Form 10-Q dated November 4, 2020).

12.	Type of Reporting Person IA

(1) The Reporting Person disclaim beneficial ownership of the shares reported in this Schedule 13G, except to the extent of its pecuniary interest.

CUSIP No. 433323102	Schedule 13G	Page 3 of 5

Item 1(a)	Name of Issuer: Hingham Institution for Savings
Item 1(b)	Address of Issuer’s Principal Executive Offices: 55 Main Street Hingham, Massachusetts, 02043
Item 2(a)	Name of Person Filing Port Capital LLC
Item 2(b)	Address of Principal Business Office 180 North Stetson Avenue, Suite 5700 Chicago, Illinois 60601
Item 2(c)	Citizenship Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $1.00 par value per share
Item 2(e)	CUSIP Number: 433323102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

CUSIP No. 433323102	Schedule 13G	Page 4 of 5

Item 4	Ownership:
(a) Amount beneficially owned: Incorporated by reference to Item 9 of the cover page of the reporting person.
(b) Percent of class: Incorporated by reference to Item 11 of the cover page of the reporting person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page of the reporting person.
(ii) Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page of the reporting person.
(iii) Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page of the reporting person.
(iv) Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page of the reporting person.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Owners of accounts managed by Port Capital LLC have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 433323102	Schedule 13G	Page 5 of 5

After reasonable inquiry and to the best of its knowledge and belief, the undersigned Reporting Person certify that the information set forth in this statement is true, complete, and correct.

Date: January 22, 2021

PORT CAPITAL LLC

By:	/s/ Tracy Rothmeyer
Name:	Tracy Rothmeyer
Title:	Chief Compliance Officer